Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 5 DATED APRIL 17, 2018

TO THE PROSPECTUS DATED JANUARY 31, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated January 31, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2018;

•	to disclose the calculation of our March 31, 2018 net asset value (“NAV”) per share for each class of our common stock; and

•	to update the “Experts” section of the Prospectus.

May 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2018 (and repurchases as of April 30, 2018) is as follows:

Transaction Price (per share)
Class T	$10.12
Class S	$10.12
Class D	$10.12
Class I	$10.12

As of March 31, 2018, we had not sold any Class T, Class S, Class D or Class I shares. The transaction price for our Class T, Class S, Class D or Class I shares is based on our aggregate NAV per share as of March 31, 2018. There were no stockholder servicing fees for the month of March 2018.

A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2018 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of March 31, 2018, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT 0418P

The following tables provide a breakdown of the major components of our NAV as of March 31, 2018 ($ and shares in thousands):

March 31, 2018
Components of NAV
Investment in real property	$123,600
Investment in real estate-related assets	20,218
Cash and cash equivalents	60,861
Other assets	619
Debt obligations	—
Other liabilities	2,862
Stockholder servicing fees payable the following month (1)	—

Net Asset Value	$202,436

Number of outstanding shares	20,000

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares

As of March 31, 2018, all outstanding shares of common stock were Class N shares held by TIAA through its wholly owned subsidiary. Our NAV per share of our Class N common stock as of March 31, 2018 was $10.12. We will disclose the NAV per share for each outstanding class of common stock in future periods once shares of such class are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2018 valuations, based on property types. Once we own more than one multifamily, office and retail property, we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.24%	6.27%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount Rate	0.25% decrease	+ 1.9%
(weighted average)	0.25% increase	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.6%
(weighted average)	0.25% increase	(2.2%)

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of March 31, 2018 presented on page 2 of this Supplement under the section “March 31, 2018 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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